                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   Atlantic Coast Entertainment Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    048416101
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  6,344,076

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  6,344,076

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  6,344,076

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  68.8%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  2,771,530

8        SHARED VOTING POWER
                  2,439,262

9        SOLE DISPOSITIVE POWER
                  2,771,530

10       SHARED DISPOSITIVE POWER
                  2,439,262

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,210,792

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.4%

14       TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  AREP Sands Holding LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  2,439,262

8        SHARED VOTING POWER

9        SOLE DISPOSITIVE POWER
                  2,439,262

10       SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,439,262

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  45.8%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  5,210,792

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  5,210,792

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,210,792

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.4%

14       TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  5,210,792

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  5,210,792

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,210,792

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.4%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  5,210,792

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  5,210,792

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,210,792

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  64.4%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  Cyprus, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

3        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (b) / /
                                                                                        (b) / /

3        SEC USE ONLY

15       SOURCE OF FUNDS
                  OO

16       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

17       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

18       SOLE VOTING POWER
                  1,133,284

19       SHARED VOTING POWER

20       SOLE DISPOSITIVE POWER
                  1,133,284

21       SHARED DISPOSITIVE POWER

22       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,133,284

23       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

24       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.2%

25       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  Starfire Holding Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

4        SEC USE ONLY

5        SOURCE OF FUNDS
                  Not applicable

6        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                                 / /

7        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

8        SOLE VOTING POWER

9        SHARED VOTING POWER
                  1,133,284

10       SOLE DISPOSITIVE POWER

11       SHARED DISPOSITIVE POWER
                  1,133,284

12       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,133,284

13       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

14       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.2%

15       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1        NAME OF REPORTING PERSON
                  Barberry Corp.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) / /
                                                                                        (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                              / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

8        SHARED VOTING POWER
                  1,133,284

9        SOLE DISPOSITIVE POWER

10       SHARED DISPOSITIVE POWER
                  1,133,284

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,133,284

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.2%

14       TYPE OF REPORTING PERSON*
                  CO

Item 1.  Security and Issuer

      This statement constitutes Amendment No. 1 to the Schedule 13D previously filed on August 2, 2004. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

      Item 2 is hereby amended to add the following:

      The persons filing this statement are Cyprus, Barberry, Starfire, AREH, AREP, American Property, Beckton and AREP Sands Holding LLC, a Delaware limited liability company ("AREP Sands") and Carl C. Icahn (collectively, the "Registrants"), all having 100 South Bedford Road, Mt. Kisco, New York 10549 as their principal business address, except for Barberry, Starfire and Mr. Icahn, each of whose principal business address is 767 Fifth Avenue, New York, New York 10153.

      The sole member of AREP Sands is AREH. AREP Sands is principally engaged in the business of investing in and holding securities of the Issuer.

      Except as described on Exhibit B, none of the Registrants, nor any director, general partner, member or executive officer of any of the Registrants, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of AREP Sands is set forth in Schedule A attached hereto:

Item 3.  Source and Amount of Funds or Other Consideration

      The source of the $36,000,000 used by AREP Sands in purchasing $37,009,500 face amount of New Notes from Cyprus was general working capital of AREH. A copy of the note purchase agreement is attached as Exhibit D hereto.

Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on January 5, 2005, Registrants beneficially owned in the aggregate 6,344,076 Shares constituting approximately 68.8% of the outstanding Shares (based upon (i) the 2,882,932 Shares stated to be outstanding as of November 11, 2004 in the Issuer's quarterly report on Form 10Q, filed with the Securities and Exchange Commission on November 23, 2004, (ii) the 2,130,904 Warrant Shares that may be deemed to be beneficially owned by Registrants by virtue of their ownership of Warrants and (iii) the 4,213,172 Shares that may be deemed to be beneficially owned by Registrants as a result of

            Registrants' ownership of an aggregate of $63,924,000 face amount of New Notes). In addition to the foregoing, Registrants beneficially own 77.49% of the outstanding common stock of GB Holdings, Inc., which in turn owns 2,882,932 Shares constituting all of the outstanding Shares. Registrants have not included these Shares in the calculations contained in this Amendment No. 1 to Schedule 13D, but if Registrants were deemed to beneficially own such Shares, Registrants would be deemed to beneficially own 100% of the outstanding Shares. Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to own beneficially the 1,133,284 Shares as to which Cyprus may be deemed to possess direct beneficial ownership. Each of Barberry and Starfire disclaims beneficial ownership of such Shares for all other purposes. AREH may, by virtue of its membership interest in AREP Sands, be deemed to own beneficially the 2,439,262 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. AREH disclaims beneficial ownership of such Shares for all other purposes. Each of AREP and American Property may, by virtue of their respective partnership positions with AREH, be deemed to own beneficially the 5,210,792 Shares as to which AREH may be deemed to possess direct beneficial ownership. Each of AREP and American Property disclaims beneficial ownership of such Shares for all other purposes. Beckton may, by virtue of its ownership of American Property, be deemed to own beneficially the 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership. Beckton disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and/or positions with Cyprus, Barberry, Starfire, AREP, AREH, American Property and Beckton, be deemed to own beneficially the (i) 1,133,284 Shares as to which Cyprus may be deemed to possess direct beneficial ownership, (ii) 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership and (iii) 2,439,262 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

      (b) AREH may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,771,530 Shares. Cyprus may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,133,284 Shares. AREP Sands may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,439,262 Shares. Each of AREP, American Property and Beckton may, by virtue of its partnership interest in or indirect ownership of AREH, be deemed to share with AREH the power to vote or direct the vote and to dispose or to direct the disposition of the 2,771,530 Shares as to which AREH possesses direct beneficial ownership. Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to share with Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,133,284 Shares as to which Cyprus may be deemed to possess direct beneficial ownership. Each of AREP, American Property, Beckton and AREH may, by virtue of its partnership interest in or indirect or direct ownership of AREP Sands, be deemed to share with AREP Sands the power to vote or direct the vote and to dispose or direct the disposition of the 2,439,262 Shares as to which AREP Sands possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of and position(s) with Barberry, Starfire and Beckton be deemed to share with (i) AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership, (ii) Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,133,284 Shares as to which Cyprus may be deemed to possess direct beneficial ownership and (iii) 2,439,262 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership.

      (c)   See item 3.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.  Material to Be Filed as Exhibits

Exhibit D: Note Purchase Agreement, dated December 27, 2004, by and among AREP
           Sands, Barberry and Cyprus

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: as of January 5, 2005.

                                  /s/ Carl C. Icahn
                                  ---------------------------
                                  Carl C. Icahn, Individually

                                  CYPRUS, LLC

                                           By:    BARBERRY CORP.
                                           Title: Managing Member

                                                  /s/ Edward E. Mattner
                                                  ----------------------------
                                                  By:    Edward E. Mattner
                                                  Title: Authorized Signatory

                                  STARFIRE HOLDING CORPORATION

                                  /s/ Gail Golden
                                  ------------------------------
                                  By:     Gail Golden
                                  Title:  Authorized Signatory

                                  BARBERRY CORP.

                                  /s/ Edward E. Mattner
                                  ------------------------------
                                  By:     Edward E. Mattner
                                  Title:  Authorized Signatory

                            AMERICAN REAL ESTATE HOLDINGS L.P.

                                            By: American  Property  Investors,
                                           Inc., its general partner

                                            /s/ Martin Hirsch
                                            ------------------------------------
                                            By:     Martin Hirsch
                                            Title:  Executive Vice President

        [signature page to Amendment No. 1 to ACE Holdings Schedule 13D]

                                   AMERICAN REAL ESTATE PARTNERS L.P.

                                             By: American  Property  Investors,
                                            Inc., its general partner

                                             /s/ Martin Hirsch
                                             ----------------------------------
                                             By:    Martin Hirsch
                                             Title: Executive Vice President

                                   AMERICAN PROPERTY INVESTORS, INC.

                                             /s/ Martin Hirsch
                                             -----------------------------------
                                             By:    Martin Hirsch
                                             Title: Executive Vice President

                                   BECKTON CORP.

                                         /s/ Edward E. Mattner
                                         ---------------------------------------
                                         By:     Edward E. Mattner
                                         Title:  Authorized Signatory

                                   AREP SANDS HOLDING LLC

                                         /s/ Martin Hirsch
                                         ---------------------------------------
                                         By:     Martin Hirsch
                                         Title:  Vice President

        [signature page to Amendment No. 1 to ACE Holdings Schedule 13D]

                                    Exhibit A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Amendment No. 1 to Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Atlantic Coast Entertainment Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 5th day of January, 2005.

                                   /s/ Carl C. Icahn
                                   ----------------------------
                                   Carl C. Icahn, Individually

                                   CYPRUS, LLC

                                            By:    BARBERRY CORP.
                                            Title: Managing Member

                                                   /s/ Edward E. Mattner
                                                   -----------------------------
                                                   By:    Edward E. Mattner
                                                   Title: Authorized Signatory

                                   STARFIRE HOLDING CORPORATION

                                   /s/ Gail Golden
                                   ------------------------------
                                   By:     Gail Golden
                                   Title:  Authorized Signatory

                                   BARBERRY CORP.

                                   /s/ Edward E. Mattner
                                   ---------------------------------
                                   By:     Edward E. Mattner
                                   Title:  Authorized Signatory

                                   AMERICAN REAL ESTATE HOLDINGS L.P.

                                            By: American  Property  Investors,
                                           Inc., its general partner

                                            /s/ Martin Hirsch
                                            -----------------------------------
                                            By:     Martin Hirsch
                                            Title:  Executive Vice President

      [Signature Page of Joint Filing Agreement to Amendment No. 1 to ACE
                             Holdings Schedule 13D]

                                        AMERICAN REAL ESTATE PARTNERS L.P.

                                              By: American  Property  Investors,
                                             Inc., its general partner

                                              /s/ Martin Hirsch
                                              ----------------------------------
                                              By:    Martin Hirsch
                                              Title: Executive Vice President

                                   AMERICAN PROPERTY INVESTORS, INC.

                                              /s/ Martin Hirsch
                                              ----------------------------------
                                              By:    Martin Hirsch
                                              Title: Executive Vice President

                                   BECKTON CORP.

                                          /s/ Edward E. Mattner
                                          --------------------------------------
                                          By:      Edward E. Mattner
                                          Title:   Authorized Signatory

                                   AREP SANDS HOLDING LLC

                                          /s/ Martin Hirsch
                                          --------------------------------------
                                          By:     Martin Hirsch
                                          Title:  Vice President

      [Signature Page of Joint Filing Agreement to Amendment No. 1 to ACE
                             Holdings Schedule 13D]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

      Name, Business Address and Principal Occupation of Each Executive Officer and Director of AREP Sands.

      The following sets forth the name, position, and principal occupation of each director and executive officer of AREP Sands. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each such director and executive officer is 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Amendment No. 1 to Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

NAME                     TITLE

Keith Meister            President and Secretary
Martin Hirsch            Vice President and Treasurer
John Saldarelli*         Vice President

*Business address is 100 S. Bedford Road, Mt. Kisco, New York 10549.